

March 1, 2013

Via E-mail
Adriaan Reinders
President
Standard Drilling, Inc.
870 Market Street, Suite 828
San Francisco, CA 94102

> **Re: Standard Drilling, Inc.**
> **Form 8-K**
> **Filed on February 14, 2013**
> **File No. 000-51569**

Dear Mr. Reinders:

We have reviewed Item 4.01 of your filing and have the following comments. Please note that we have limited our review to disclosures made pursuant to Item 4.01. Comments, if any, regarding other disclosures in your filing will be issued in a separate comment letter.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed on February 14, 2013

Item 4.01 Changes In Registrant's Certifying Accountant, page 51

1. Revise to provide the disclosures required by Item 304(a)(1)(ii) of Regulation S-K.

2. We note your statement that you did not consult with MaloneBailey prior to their engagement on February 11, 2013 yet MaloneBailey's opinion included in this filing is dated January 8, 2013. Please explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief